November 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Registration Statement on Form F-4
Submitted October 11, 2024
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 31, 2024, relating to HCYC’s Registration on Form F-4 filed October 11, 2024.

HCYC is filing via EDGAR Amendment No. 1 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Registration Statement on Form F-4

General

1.	We note your response to prior comment 2 and reissue our comment. Please include information required by Item 403 of Regulation S-K for HCYC Group Company Limited. Refer to General Instruction I.2(f) of Form F-4.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 177 has been revised to include information required by Item 403 of Regulation S-K.

Summary of the Proxy Statement/Prospectus

Voting Power, Implied Ownership and Implied Share Values of PubCo Upon Consummation of the Business Combination, page 45

2.	We note your response to prior comment 12 and your revised disclosure on pages 46-47 and 124. We further note that at the 100% redemption scenario, the projected net tangible book value is $4,857,757, which is less than the minimum $5,000,001 of net tangible assets required by Section 11.1(g) of the Merger Agreement. Please revise your tabular dilution disclosures to include redemption levels that are possible under the terms of the Merger Agreement. Refer to Item 1602(a)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 46-47 and 126-127 has been revised to include information required by Item 1602(a)(4) of Regulation S-K.

3.	We note your response to prior comment 6 and reissue in part. As it relates to information required by Item 1604(b)(6) of Regulation S-K, please revise this section to disclose the following:

●	describe the rights of non-redeeming shareholders and the events that permit for redemption;

●	clarify if shareholders have the right to redeem their shares in connection with any proposal to extend the time period to complete the merger transaction;

●	clarify if shareholders can redeem their shares regardless of whether they abstain, vote for or vote against the proposed business combination; and

●	disclose that there is uncertainly about the amount of redemptions that may take place.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 20-22, 71, 126, and 132 has been revised to include information required by Item 1604(b)(6) of Regulation S-K.

Summary of Risk Factors, page 47

4.	Please refer to prior comment 13. We note the revisions in your disclosure appearing on page 49 of this section relating to legal and operational risks associated with operating in China and PRC regulations. Please further revise the last two bullet points in this section to describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 49 has been revised to address the Staff’s comment.

Risk Factors

The insurance industry is cyclical in nature, page 56

5.	We note your response to prior comment 15 and the risk factor disclosure added. Please revise this risk factor to discuss where the insurance industry currently is in terms of its cyclical nature, such as in a soft or hard market, so that investors may assess the risk.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 56 has been revised to address the Staff’s comment.

Our success depends on retaining our existing customers and expanding our customer base, page 57

6.	We note your response to prior comment 27 and reissue in part. Because you do not appear to have an online platform, please revise for consistency your disclosure that you are “unable to address customer concerns regarding the content, privacy, and security of [y]our digital platform.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 58 has been revised to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

7.	We note your response to prior comment 19 and that your revised disclosure on page 85 now includes column headers labeled pro forma statement of operations for balance sheet data. Please revise the column headers on page 85 to properly reflect the pro forma balance sheet.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 85 has been revised to address the Staff’s comment.

Background of the Business Combination

Opinion of ATMC’s Company’s Financial Advisor, page 113

8.	We note your response to prior comment 20 and your revised disclosure in the background of business combination section and on page 113 where you disclose that “[t]he 2024E financial projection of $38.5M in revenues, and $5.8M in Net Income are part of a trend of a return to normalcy in pre-Covid 19 pandemic financials.” Please revise your disclosure about the projections and underlying assumptions to address the following:

●	Discuss the reasons for selecting these levels of revenue and net income in your projections. Disclose whether only one fiscal year (2024E) was included in the forecasted period.

●	Discuss all material assumptions underlying the projections described in this section or confirm that you have done so. In this regard, we note your references to “revenue growth rates,” which are not further described in the filing.

●	Discuss the factors and contingencies that would affect the stated projections ultimately materializing.

●	State whether the results to date are in line with the projected numbers. If they are not, please make that clear in this section and add risk factor disclosure.

●	State whether the board believes the assumptions underlying the projections of significantly increasing revenues are reasonable, especially in light of the fact that the projections are not in line with HCYC’s historical financial condition and revenues.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 68 and 115 has been revised to address the Staff’s comment.

9.	Please refer to prior comment 20 and include information required by Item 1609(c) or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 115 has been revised to address the Staff’s comment.

Business of HCYC

Customers, page 159

10.	We note your response to prior comment 30 and your revised disclosures on pages 158 and 160. In order to provide further clarification when describing your customers, please revise your disclosure throughout the filing to differentiate between the partnered insurance providers and the end-customers, with an emphasis on improving disclosures in the following sections:

●	Page 54 – We are currently dependent on a small group of customers for most of our revenue. If we cannot expand our customer base, our business approach will be challenged and affected, resulting in adjustments to our business strategy.

●	Page 156 – Business of HCYC – Overview.

●	Page 159 – Customers.

●	Page 173 – HCYC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.

●	Page F-55 – Note 9 - Concentrations.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 54, 156, 159, 160, 173 and F-55 has been revised to address the Staff’s comment.

HCYC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 173

11.	Please revise to include a section addressing any significant recent developments within the known results of your operations and financial performance subsequent to March 31, 2024 accompanied by a brief discussion of any underlying trends.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 175 has been revised to address the Staff’s comment.

Index to Financial Statements, page F-1

12.	Please revise to provide audited financial statements for the registrant, HCYC Holding Company. Refer to Item 14 of Form F-4.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure beginning on page F-55 has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship